

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05050856

April 14, 2005

J. Craig Walker
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, IL 60602-4207

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/14/2005

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

Dear Mr. Walker:

This is in response to your letter dated February 22, 2005 concerning the shareholder proposal submitted to AmerInst by Aldebert L. Hallisey. We also have received a letter from the proponent dated March 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
APR 28 2005 E
THOMSON
FINANCIAL

cc: Adelbert L. Hallisey
Hallisey & D'Agostino, LLP
540 Silas Deane Highway
P.O. Box 290187
Wethersfield, CT 06129-0187

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207
312.372.1121 ∘ Fax 312.827.8000

J. CRAIG WALKER
312.807.4321
jcraigwalker@bellboyd.com
DIRECT FAX: 312.827.8179



REC'D S.E.C.
FEB 2 2 2005
1086

BY HAND DELIVERY

February 22, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholders' Meeting Shareholder Proposal and Request for No-Action Advice

Ladies and Gentlemen:

On Behalf of AmerInst Insurance Group, Ltd. (the "**Company**"), we are filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), six copies of this letter, which includes the following items: (i) a proposal (the "**Hallisey Proposal**") received from Hallisey & D'Agostino, LLP, a shareholder of the Company (the "**Proponent**"), proposed to be presented at the Company's 2005 Annual Meeting of Shareholders (the "**2005 Meeting**") and the Proponent's related statement in support of its proposal and (ii) a statement of the reasons why the Company believes that the proposal may be omitted from its proxy materials (the "**Company Statement**"). The Company respectfully requests that the Staff advise the Company that the Staff will not recommend any action to the Securities and Exchange Commission (the "**Commission**") if the Hallisey Proposal is so omitted. A copy of the Company Statement setting forth the reasons why the Company believes that it is proper to omit the Hallisey Proposal has been furnished to Mr. Adelbert L. Hallisey, executive partner of the Proponent, as required by Rule 14a-8(j)(1).

Concurrently herewith, we are also filing on behalf of the Company inquiry letters regarding the Company's desire to omit from its proxy materials for its 2005 Meeting a proposal the Company received from Kimball, Paris and Gugliotti, PC (the "**Kimball Proposal**") and a proposal the Company received from Mr. Bruce W. Breitweiser (the "**Breitweiser Proposal**"). As explained in the Company Statement, the Company believes that the Hallisey Proposal, the Kimball Proposal, and the Breitweiser Proposal are related and should be considered together.

After careful consideration, we believe that the Hallisey Proposal may be omitted from the proxy materials for the 2005 Meeting scheduled to be held on June 2, 2005. Omission is proper under the following rules:

(i) Rule 14a-8(i)(4) (pertaining to a proposal that relates to the redress of a personal claim or grievance against the Company), and

(ii) Rule 14a-8(i)(10) (pertaining to a proposal that the Company has already substantially implemented).

BACKGROUND

The Company.

The Company commenced business in 1988 to provide a stabilizing influence on the design, pricing, and availability of accountants professional liability insurance for individual certified public accountant ("**CPA**") practitioners and small CPA firms. During the three years prior to the Company's formation, the market for accountants malpractice insurance had severely deteriorated: the number of commercial underwriters covering that risk had declined from eighteen to three; policy limits were sharply reduced; coverage was restricted; and premium rates were increased by as much as 1,000%. These conditions caused many practitioners to reduce their coverage, and some to forgo it entirely. That crisis caused the American Institute of Certified Public Accountants ("**AICPA**"), through its Professional Liability Insurance Plan Committee ("**PLIP Committee**"), to explore possibilities for ameliorating the adverse and deteriorating market conditions. The result was the formation of the Company, which initially was intended to directly insure individual CPAs and small CPA firms. When the market for accountants professional liability insurance improved sooner than expected, this intention evolved into the Company reinsuring the accountants malpractice liability insurance policies underwritten on a primary basis by the commercial underwriter endorsed by the PLIP Committee. Since 1993, CNA Financial Corporation ("**CNA**") has been so endorsed and reinsured by the Company. CNA currently insures about 23,000 individual practitioners and local firms throughout the country.

In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or a state society, and (ii) all transfers of shares of the Company's stock be approved by the Board of Directors of the Company (the "**Board**"). Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares. As a result of these restrictions, there has never been, nor has any stockholder ever had reason to expect there to be, a liquid market for the Company's shares.

Consistent with its original purpose, the Company remains as a stand-by direct insurer of accountants professional liability for individual CPAs and local firms if the commercial market becomes unwilling or unable to offer such coverage for a reasonable premium and on reasonable terms. If the rate increases and the constriction of terms experienced in the market for accountants professional liability during the last three years continue, the Company will be available to commence primary underwriting. To this end, the Company has regularly reinvested a portion of its earnings to increase its net worth, which has grown from an initial $7.4 million to $20.7 million as of December 31, 2003, after the payment of annual dividends since 1995 totaling about $10.7 million, including a $3.5 million special dividend paid in January of 2004. The Company has been profitable in thirteen of sixteen full years of operation, even though its loss reserving, under the guidance of an independent actuarial firm, has been conservative. Thus, each shareholder, in its capacity as a CPA, has available to it standby protection from the Company for malpractice coverage, which is essential for the conduct of an individual's or a firm's professional practice. The Company's existing net worth would, under Bermuda insurance regulations, permit it to provide, at current market premium rates, $1,000,000 of primary malpractice coverage to each of its more than 2,000 shareholders, with considerable unused capacity available to underwrite insurance for other accountants.

The Company, therefore, has two primary objectives, each of which imposes fiduciary duties on the board with respect to the Company's shareholders: first, to provide standby insurance coverage to individual CPAs and small CPA firms (on a priority basis, in the case of the Company's shareholders); and, second, to provide a reasonable return on the invested capital of shareholders, which are limited to individual CPAs and small CPA firms.

The Hallisey Proposal and Coordinated Third-Party Proposals.

The Company believes that Bruce W. Breitweiser, a former director and chairman of the audit committee of the Company until 2003, has coordinated with three other shareholders of the Company, including the Proponent, in furtherance of his concerted and continuing effort to acquire the Company. The Company believes that Mr. Breitweiser has a personal grievance against the Board because of its refusal to sell the Company to him at a discount. As a result, he has been prevented from recognizing a benefit not available to other shareholders of the Company that he would receive if he took the Company private and sold off its assets. The Proponent has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal (described in greater detail below) that was a nearly verbatim repeat of the proposal Mr. Breitweiser submitted (the "**Original Breitweiser Proposal**") for inclusion in the proxy materials for the 2004 Annual Meeting of Shareholders (the "**2004 Meeting**"). (The Hallisey Proposal remains substantially similar to the Original Breitweiser Proposal, with the only differences resulting from the Proponent being required to shorten the Proposal to comply with the 500 word limit contained in Rule 14a-8.)

In addition to the Proponent's proposal, Kimball, Paris & Gugliotti, PC has requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company provide a breakdown of the line item amounts, including the costs associated with being a public company, of the Operating and Management expenses of the Company in the quarterly financial statements filed with the Commission. Luciano Prida & Company, P.A. originally requested the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company discontinue the practice of restricting the sale and transfer of shares of the Company (the "**Prida Proposal**"), after the Company had refused to approve a proposed sale of the Prida firm's shares to Mr. Breitweiser. Mr. Breitweiser requests the inclusion in the proxy materials for the 2005 Meeting of a proposal that the Company's shareholders approve a requirement that the Board be prohibited from voting shares of the Company owned by a wholly owned subsidiary of the Company.

The Breitweiser Proposal, Hallisey Proposal, Kimball Proposal, and Prida Proposal (attached hereto as Exhibits A, B, C, and D, respectively) were submitted with nearly identical cover letters and, based on similarities in language, structure, and font, appear to have been prepared by the same person. The four proposals appear to be a concerted effort to eliminate any obstacles to Mr. Breitweiser acquiring the Company for his own purposes. Those purposes run contrary to the primary fiduciary obligations of the Company to its shareholders. Luciano Prida & Company, P.A., after receiving a request from the Company to do so, did not express an intention to hold its Company shares through the date of the 2005 Meeting (and in fact tendered those shares conditionally in the Company's Tender Offer described below), and thus is not eligible to submit a shareholder proposal for inclusion in the Company's proxy materials for the 2005 Meeting pursuant to Rule 14a-8(b)(2)(ii)(c).

Mr. Breitweiser's Involvement with the Company and Past Proposals.

Mr. Breitweiser served as a director of the Company and its predecessor company, AmerInst Insurance Group, Inc., from 1991 to 2003. His last positions were Vice-chairman of the Board and chairman of the audit committee of the Board. During the latter half of 2003, and after he was no longer a member of the Board, Mr. Breitweiser wrote the Company seeking the Board's endorsement of a proposed offer by him to purchase all of the Company's shares at 75% of book value, subject to certain major downward adjustments. He had intimate familiarity with the value of the Company, its loss reserves, and its business prospects based upon confidential information gained by him in a fiduciary capacity as Vice Chairman of the Board and as chairman of the audit committee. The stated purpose of his proposal was to "maximize" shareholder value. With the adjustments, Mr. Breitweiser's acquisition price would have been less than the Company's then current redemption price available to retired or deceased shareholders. The 25% discount from book value would accrue solely to Mr. Breitweiser, as would any gain in excess of book value upon the liquidation of the Company.

Mr. Breitweiser's request prompted a comprehensive review by the Board of the current business of the Company, its history, its prospects, and, most importantly, its basic corporate purpose. This included discussions with CNA, which reaffirmed that the Company's reinsurance of the CNA accountants professional liability programs—which are endorsed by the AICPA—provides major value to those insureds, as well as to the accounting profession generally. Based on its detailed review, the Board rejected Mr. Breitweiser's proposal because it would undermine the basic mission of the Company and the price offered was inadequate for a controlling interest in the Company.

In January 2004, the Company completed payment of its regular dividend for the eighth consecutive year (in the annual amount of $2.60 per share) and paid a special dividend of $10.50 per share (the "**Special Dividend**") as a result of the receipt by the Company of a favorable actuarial report arising from the Company's conservative accounting policies. In a June 3, 2004, press release, Mr. Ronald Katch, Chairman of the Board, stated that ". . . a shareholder who had invested $25.00 per share in 1988 will have received a total cash return of $31.30 per share over the 16 year life of the Company. AmerInst will continue to fulfill its mission while providing excellent cash returns for our shareholders. The Board continues to seek opportunities that will enable the Company to grow profitably and remain as a standby direct insurer for Accountants Malpractice insurance in the event that commercial insurance markets fail to offer CPA firms insurance coverage with affordable premiums and reasonable terms." The Special Dividend permitted the Board to honor its two fiduciary duties of maintaining the Company's existence and commitment to be ready to support the accountants malpractice insurance market and to provide a reasonable return on the capital investment of its shareholders.

Mr. Breitweiser then submitted the Original Breitweiser Proposal for inclusion in the proxy solicitation materials for the 2004 Meeting urging the Board to consider a prompt sale of the Company to a suitable bidder at a price that would maximize shareholder value. Since he was the only person who had expressed any interest in acquiring the Company, this was a transparent attempt to ask shareholders to recommend a sale to himself. The Original Breitweiser Proposal, which is nearly identical to the Hallisey Proposal in all material respects, is set forth below:

"Proposal

Resolved that the shareholders of AmerInst Insurance Group, Ltd. urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value.

Supporting Statement

I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch. Notwithstanding my professional respect for each of the Directors of AmerInst Insurance Group, Ltd., I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable means, by which AmerInst Insurance Group, Ltd. can provide value to the CPA profession, if at all, is as a private company. My opinion considers factors including; (a) the ongoing significant minimum cost of administration of a very small but yet publicly held and offshore reinsurance company, (b) the practical size and volume of any relevant share of the multi-billion dollar reinsurance markets that can be competitively available to fulfill the initial mission of the Company, and (c) the risks and uncertainties of future non-CPA firm reinsurance business presently being placed by the Board of Directors.

The purpose of the Maximize My Shareholder Value Resolution is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the prompt sale of AmerInst Insurance Group, Ltd. A strong vote by the shareholders would indicate to the Board the belief by the shareholders that, among the different options available to the Company at this time, the sale of AmerInst

Insurance Group, Ltd. would maximize shareholder value. The ultimate sale of AmerInst Insurance Group, Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

It is important to disclose to you the fact that the Board has received at least two offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders. The second offer was presented to the Board by me in September, 2003 and was summarily rejected, without any fairness opinion or other assessment of valuation. The Board's posture was especially surprising given that the price of this offer is 1) at least 20% greater than the price the Board offers to shareholders wishing for liquidity, and 2) the same as the Board offers for redemption of shares from deceased or retired shareholders. I do intend to remain interested as a suitable buyer and to continue AmerInst Insurance Group, Ltd. as a private company, hopefully for the future benefit of the CPA profession.

Even if this resolution is approved by the majority of the AmerInst Insurance Group, Ltd. shares represented and entitled to vote at the annual meeting, the Maximize My Shareholder Value Resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. The proponent believes that if this resolution receives strong support from the shareholders, the Board should choose to recognize its fiduciary duty and carry out the request set forth in this resolution.

The prompt sale of AmerInst Insurance Group, Ltd. should be accomplished by any appropriate process the Board chooses to adopt. It is expected that the Board will uphold its fiduciary duties to the utmost during the sale process.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

The Board included the Original Breitweiser Proposal in the 2004 Meeting proxy solicitation materials distributed to shareholders, together with a statement of the Board against adoption of the Original Breitweiser Proposal, as contrary to the purpose and prospects of the Company. Upon the shareholder vote at the 2004 Meeting, Mr. Breitweiser's proposal failed to pass.

In September 2004,Mr. Breitweiser again solicited the Board to sell the Company to him, marginally increasing his offer from 75% to 82.57% of book value (as calculated by Mr. Breitweiser). This offer was rejected by the Board on December 6, 2004.

Subsequently, the Board approved a Dutch-auction self-tender offer (the "**Tender Offer**") for its shares in order to provide shareholders an opportunity for liquidity because the Company's shares are not listed on any stock exchange nor are they otherwise readily saleable.

The Company commenced the Tender Offer on December 17, 2005 and, through its indirect wholly owned subsidiary, AmerInst Investment Company, Ltd. ("**Investco**"), offered to purchase, for cash, up to 60,000 of the Company's common shares at a price not greater than $75.00 or less than $60.00 per share (the price to be determined by the tendering shareholders), net to the seller and subject to the Company's right to purchase additional shares. These prices were equal to approximately 119% and 95%, respectively, of the Company's book value per share as of September 30, 2004, and were equal to approximately 105% and 84%, respectively, of the Company's estimated net book value at December 31, 2004, compared to Mr. Breitweiser's maximum offered price of approximately 82.57% of book value. Approximately 32% of the Company's shareholders tendered shares in the Tender Offer. The Company purchased approximately 65,900 shares at $60.00 per share (representing approximately 20% of the Company's outstanding shares (including those held by Investco)).

HALLISEY PROPOSAL AND SUPPORTING STATEMENT

The Hallisey Proposal and supporting statement are as set forth below:

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. again urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

SUPPORTING STATEMENT SUBMITTED BY MR. HALLISEY

"I am an original shareholder of AmerInst Insurance Group, Ltd. I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable way it can provide value to the CPA profession, if at all, is as a private company. My opinion is based on; (a) the ongoing significant cost of administration, (b) the lack of any relevant share of the multi-billion dollar reinsurance markets competitively available to this tiny Company and (c) the risks and uncertainties of non-CPA firm business ventures presently being developed by the Board.

The purpose of the *Maximize My Shareholder Value Resolution* is to, again this year as in 2004, give all AmerInst Insurance Group, Ltd shareholders the opportunity to tell the Board they support the prompt sale of AmerInst Insurance Group,. Ltd. Another strong vote by the shareholders will reinforce to the Board the belief by the shareholders that the sale of AmerInst Insurance Group, Ltd. will maximize shareholder value. The ultimate sale of AmerInst Insurance Group Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

The voting of the similar shareholder resolution in 2004, when the effect of the Board-controlled voting block of Treasury Shares is eliminated, should have been reported as:

For	55,826	44.06%
Against	58,139	45.89%
Abstain	12.729	10.05%
	126,694	100.00%

The Board has received at least three offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a farness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders.

Two higher offers were presented to the Board in 2003 and 2004. The Board rejected these offers without a report of a fairness opinion or any other independent assessment of valuation.

This: resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. However, the proponent believes that if this resolution again receives strong support from the shareholders, the Board must recognize its fiduciary duty and carry out the request set forth in this resolution.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU

COMPANY STATEMENT OF REASONS WHY THE HALLISEY PROPOSAL MAY BE OMITTED

Application of Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the omission of a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit" to the shareholder submitting the proposal or to further a personal interest of that shareholder, "which is not shared by the other shareholders at large." We are of the view that the Hallisey Proposal may be omitted for each of these reasons.

Redress of a Personal Claim or Grievance.

Although the Hallisey Proposal is cast in general terms and does not articulate a personal claim, benefit, or interest not shared by other shareholders, the Commission has stated that even proposals presented in broad terms in an effort to suggest they are of general interest to all shareholders may nevertheless be omitted "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance." *Exchange Act Release No. 34-19135* (Oct. 14, 1982). This principle has been applied in several situations similar to that of Mr. Breitweiser with respect to the Company; see *Kentucky First Bancorp, Inc.* (Aug. 10, 2001) (former director called for sale of the company after being refused a board seat); *BankAmerica Corporation* (Jan. 22, 1998); *AmVestors Financial Corporation* (Mar. 31, 1992) (disgruntled former chairman called for board to seek buyer for the company); *Cummings, Inc.*

(Feb. 6, 1980) (refusal of board to purchase shares of shareholder at premium led to a proposal by the shareholder to liquidate the company).

Mr. Breitweiser has been denied the opportunity to continue to serve as a director of the Company. Further, the Board has twice denied Mr. Breitweiser the opportunity to purchase the Company himself, and his proposal to shareholders at the 2004 meeting was also not approved. The Company believes that, in response, Mr. Breitweiser has orchestrated a campaign against the Board by coordinating multiple shareholder proposals, including the Hallisey Proposal, suggesting the Board has failed in its duties to shareholders in maintaining the Company as a public company and not selling the Company, while Mr. Breitweiser is the only apparent potential buyer, at a price that proved to be less than that offered in the Tender Offer.

The Company believes that the foregoing facts demonstrate that Mr. Breitweiser continues to harbor a personal grievance against the Board for the loss of his Board position and the Board's refusal to sell the Company to him. Insofar as the Hallisey Proposal is a nearly identical copy of the substantive portions of the Original Breitweiser Proposal, and was transmitted under nearly identical cover to the current Breitweiser Proposal and the Kimball Proposal, it appears to be part of Mr. Breitweiser's attempt to satisfy a personal grievance against the Board and Company, and in furtherance of his own financial interests to the exclusion of other shareholders not in concert with him.

Personal Interest or Benefit not Shared by Other Shareholders.

The Company believes that the true purpose of the Hallisey Proposal, as with the Breitweiser Proposal and the Kimball Proposal, is to facilitate and/or encourage Mr. Breitweiser's attempts to acquire the Company. Such a transaction would not increase shareholder value. Any savings from taking the Company private would benefit the purchaser of the Company, not former shareholders, as would profits from continuing business or gains from liquidating the Company. As a former director and chairman of the audit committee, Mr. Breitweiser is well aware that the Company has conservatively calculated its loss reserves in accordance with the recommendations of Milliman USA, the Company's independent actuaries. As a result of that conservatism, the Company was able to pay the Special Dividend last January, due to a reduction in loss reserves based on the actuarial recommendations resulting from developments in the CNA primary insurance program. Notwithstanding that reduction, the Company's existing loss reserves remain conservatively calculated. The Company believes that the Hallisey Proposal, combined with the Breitweiser Proposal and the Kimball Proposal, is a thinly veiled attempt coordinated by Mr. Breitweiser, the only identified potential third party bidder for the Company's shares, to purchase the Company at a discount and thereby recognize personally the premium involved with any cost savings from going private and the benefits of any remaining loss reserves.

In *Cummings, Inc.* (Feb. 6, 1980), the Staff recommended that the Commission take no action with respect to the omission of a similar shareholder proposal that was proposed after the company refused to purchase the proponent's shares at a premium. In *Cummings*, the proponent had purchased a large number of shares of the company on the open market at $1.87 to $2.25 per share. He then contacted the company's board and told them that if the company did not purchase his block of shares at $3.25 per share, he would make himself a burden on the company (buy more shares, demand a board seat, etc.) if they didn't buy him out. The company refused, so the proponent made two shareholder proposals: 1) that the company liquidate, with the proceeds being distributed to shareholders; and 2) that no relative of any officer, director or 10% stockholder be employed or retained by the board without stockholder approval. The Commission stated in its no-action response that "...despite the fact that the proposals are drafted in such a way that they may relate its matters which may be of general interest to all of the shareholders, the information which you have submitted suggests that the proponent is using the proposals as a tactic to redress an existing personal grievance against the company." The Staff further noted that "...there may be some basis for the management's position that the proponent's actions amount to an abuse of the shareholder proposal process. It appears to the Division that the proponent may have attempted to use the shareholder proposal process as a device to obtain a premium on the sale of his stock."

The group of proposals that the Company believes Mr. Breitweiser has coordinated (i.e., the Hallisey Proposal, the Breitweiser Proposal, and the Kimball Proposal) were sent to the Company against a similar backdrop. Mr. Breitweiser was twice denied the opportunity to purchase the Company at a discount to book value, and the Original Breitwesier Proposal had failed. The Company believes he has now coordinated the current proposals, in an 'abuse of the shareholder proposal process,' to attempt to force the Company to sell the Company to him at a discount to book value so that he can realize a liquidation premium on the stock. This benefit would accrue only to him, even though the language of the proposals is couched in general terms.

Accordingly, the Hallisey Proposal should be excluded under Rule 14a-8(i)(4) as relating to a personal grievance of Mr. Breitweiser and furthering a special interest not shared by the Company's other shareholders.

Application of Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a proposal if the Company has already substantially implemented the proposal. The Staff has been inclined to grant the exclusion on the basis of Rule 14a-8(i)(10) where "'the proposal has been rendered moot', as for example, where the matter addressed under the proposal has been 'substantially implemented by the [company].'" *Woolworth Corp.* (Apr. 11, 1991). This is not a situation where the Board has "considered the request in good faith and determined not to act", *Exchange Act Release No. 34-20091* (Aug. 16, 1983), but rather one in which the Board has taken all actions it considered reasonable to enhance shareholder value and offer liquidity to shareholders (the goals of the Hallisey Proposal), while still honoring its two primary obligations of (1) providing support to the accountants malpractice liability insurance market and providing standby insurance coverage to individual CPAs and small CPA firms (which corporate purpose was clearly disclosed at the time the Company's shareholders made their initial investment in the Company), and (2) providing a reasonable return on the invested capital of shareholders. A sale of the Company would elevate the second duty over the first, and could eviscerate the first principle altogether in the likely event of a liquidation of the Company in private hands. The only feasible option for the Board that was consistent with both of its fiduciary obligations (to the same constituency) was to continue to make dividend payments to the extent available, which it did, including the

Special Dividend, and to offer liquidity to those shareholders who desired to tender their shares, which it did pursuant to the Tender Offer.

The Board's actions are substantially consistent with the stated objectives of the Hallisey Proposal. The Hallisey Proposal urges a sale of the Company "at a price that will maximize shareholder value," and the supporting statement premises this request on a "suitable return to the shareholders" and an offer to provide "shareholders the best value for their investment compared to other options at the Company's disposal." Reading the Hallisey Proposal together with the supporting statement makes it clear that the proposal seeks a liquidity opportunity that maximizes the value to shareholders of their shares. The Special Dividend significantly enhanced the "return to shareholders" and the Tender Offer provided a liquidity opportunity to almost all shareholders who appeared to desire that liquidity, at a value greater than any offer the Company had received to date, while preserving the Company's dual objectives of providing standby insurance coverage and support to the accountants malpractice liability insurance market and also enhancing the investment return of the shareholders. In fact, on a website critical of the Company's board maintained by Mr. Breitweiser (www.amerinstinfo.com), Mr. Breitweiser himself has stated with regard to the Tender Offer that "I believe this is the best price available for your shares." Furthermore, as noted earlier, when presented with a liquidity opportunity in the form of the Tender Offer, only 32% of the Company's shareholders attempted to take advantage of that opportunity. The Staff has previously taken the position that shareholder proposals may be omitted where, as in this case, the Board has already taken the essential action, or established policies and procedures that relate to the subject matter of the proposal, sought by the proposal and no purpose would be served by its inclusion in the proxy materials. *Exchange Act Release No. 34-20091* (Aug. 16, 1983); *Exchange Act Release No. 34-19135* (Oct. 14, 1982); *Financial Industries Corp.* (Mar. 28, 2003); *PepsiCo, Inc.* (Feb. 28, 2003); *Erie Indemnity Co.* (Mar. 15, 1999); *New South Africa Fund* (Apr. 18, 1996) (the board had substantially implemented the shareholder's proposal rendering it moot).

Accordingly, the Hallisey Proposal should be excluded under Rule 14a-8(i)(10) as having been substantially implemented.

* * *

Please be advised that the Company intends to mail its proxy materials for the 2005 Meeting on or before May 13, 2005.

Please acknowledge receipt of these materials by date-stamping the enclosed copy of this letter and returning it in the postage-paid, self-addressed envelope provided and contact the undersigned if you have any questions or comments regarding this letter or the Company's Statement.

Sincerely,

BELL, BOYD & LLOYD LLC

By: 
J. Craig Walker

Cc: Hallisey & D'Agostino, LLP,
ATTN: Mr. Adelbert L. Hallisey

EXHIBIT A

Breitweiser Proposal and Cover Letter

BRUCE W. BREITWEISER
1504 EAST WASHINGTON STREET
BLOOMINGTON, ILLINOIS 61701

December 28, 2004

Via Federal Express

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd floor)
P.O.Box HM 1601
Hamilton HM HX
Bermuda

Re: Shareholder Proposals for 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

> Mr. Ronald Katch, Chairman
> AmerInst Insurance Group, Ltd.
> C/o Katch, Tyson and Company
> 191 Waukegan Road
> Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, IL 61701
Phone : (309) 827-0348
Fax : (309) 827-7858
E-mail : bbreitweiser@dbc-llp.com

Respectfully Submitted,



Bruce W. Breitweiser

The following proposal was submitted by Bruce W. Breitweiser, a stockholder of the Corporation. Mr. Breitweiser has informed the Corporation that his address is:

Bruce W. Breitweiser, Managing Partner
Dunbar, Breitweiser & Company, LLP
202 North Center Street
Bloomington, Illinois 61701

And that he is the owner or beneficial owner of 294 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of voting the shares of AmerInst Insurance Group, Ltd. owned by AmerInst Investment Company, Ltd,. (treasury shares)"

SUPPORTING STATEMENT SUBMITTED BY MR. BREITWEISER

"I served as a director of AmerInst Insurance Group, Ltd., and its predecessor Company, AmerInst Insurance Group, Inc., from 1991 to 2003. My last positions were Vice-chairman of the Board of Directors and chairman of the audit committee. The only director with longer tenure with the Board is Chairman Ronald Katch.

The present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares (and for estates of deceased shareholders) is the redemption of such shares by a wholly–owned subsidiary, AmerInst Investment Company, Ltd. (Investco). There may be justifiable business reasons in the resident country of Bermuda for Investco to be the owner of the shares. However, it is also the present practice for Investco to issue its proxy to the shares to members of the Board of Directors of its parent commonly, AmerInst Insurance Group, Ltd., for voting on shareholder matters.

An example of the unacceptable use of this practice can be seen in the results of the voting for or against the Shareholder Resolution at the 2004 Annual Meeting of Shareholders that were reported by the Board. The voting results were reported to the shareholders in a fashion that does not accurately reflect the sentiment of the shareholders.

Without 31,805 Treasury Shares	For	55,826	44.06%
	Against	58,139	45.89%
	Abstain	12,729	10.05%
		126,694	100.00%

As Reported to the Shareholders, and With the 31,805 Treasury Shares	For	55,826	38.30%
	Against	89,944	61.70%
	Abstain	0	0.00%
		145,770	100.00%

At September 30, 2004, Investco owned 33,090 shares of AmerInst Insurance Group, Ltd. The proxy represents approximately 10% of all shares of AmerInst Insurance Group, Ltd. issued and outstanding. The practice of the Board to provide liquidity to the shareholders through redemption by privately-negotiated transactions will only increase the future holdings of Investco and, with the present voting practice of the Board, build a larger control block of votes that can be cast as they so choose.

Voting of treasury stock is illegal for companies domiciled in the United States.

The primary purpose of the *No Voting of Treasury Shares Resolution* is to compel the Board of Directors to comply with United States laws. Even though it may be legal under Bermuda law, the voting of shares of treasury shares was not a reason for moving the Company to Bermuda.

Another purpose of the *No Voting of Treasury Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the present practice of the Board being able to influence, and possibly control, the outcome of any shareholder vote.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT B

Hallisey Proposal and Original Cover Letter*

* The first Hallisey proposal, dated December 29, 2004, was transmitted with the attached cover letter, which matches the cover letters of the Kimball and Breitweiser proposals. The revised Hallisey Proposal and cover letter, conforming with the 500 word limit, is dated January 13, 2005. This accounts for the disparity between the dates of the cover letter and the proposal.



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

January 13, 2005

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

The following proposal was submitted by Adelbert L. Hallisey, a stockholder of the Corporation. Mr. Hallisey has informed the Corporation that his address is:

> Adelbert L. Hallisey, Executive Partner
> Hallisey & D'Agostino, LLP
> P O Box 290187
> Wethersfield, Connecticut 06129-0187

And that he is the owner or beneficial owner of 2,000 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. again urge the AmerInst Insurance Group, Ltd. Board of Directors to arrange for the prompt sale of AmerInst Insurance Group, Ltd. to a suitable bidder at a price that will maximize shareholder value."

SUPPORTING STATEMENT SUBMITTED BY MR. HALLISEY

"I am an original shareholder of AmerInst Insurance Group, Ltd. I do not believe the Company is, or can be, positioned to provide a suitable return to the shareholders. The only viable way it can provide value to the CPA profession, if at all, is as a private company. My opinion is based on; (a) the ongoing significant cost of administration, (b) the lack of any relevant share of the multi-billion dollar reinsurance markets competitively available to this tiny Company and (c) the risks and uncertainties of non-CPA firm business ventures presently being developed by the Board.

The purpose of the *Maximize My Shareholder Value Resolution* is to, again this year as in 2004, give all AmerInst Insurance Group, Ltd. shareholders the opportunity to tell the Board they support the prompt sale of AmerInst Insurance Group, Ltd. Another strong vote by the shareholders will reinforce to the Board the belief by the shareholders that the sale of AmerInst Insurance Group, Ltd. will maximize shareholder value. The ultimate sale of AmerInst Insurance Group Ltd. would depend on securing a buyer for the Company whose offer provides shareholders the best value for their investment compared to other options at the Company's disposal.

The voting of the similar shareholder resolution in 2004, when the effect of the Board-controlled voting block of Treasury Shares is eliminated, should have been reported as:

For	55,826	44.06%
Against	58,139	45.89%
Abstain	12,729	10.05%
	126,694	100.00%

The Board has received at least three offers to purchase all of the outstanding shares of the Company. One offer was made in 1995 by an insurance holding company represented by a then director. The Board hired an outside investment banking firm for a fairness opinion and concluded, based at least in part on that opinion, that the transaction was not fair to shareholders.

Two higher offers were presented to the Board in 2003 and 2004. The Board rejected these offers without a report of a fairness opinion or any other independent assessment of valuation.

This resolution will not be binding on the AmerInst Insurance Group, Ltd. Board. However, the proponent believes that if this resolution again receives strong support from the shareholders, the Board must recognize its fiduciary duty and carry out the request set forth in this resolution.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

VIA FEDERAL EXPRESS

December 29, 2004

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
c/o Katch, Tyson and Company
191 Waukegan Road
Northfield IL 60093

Dear Mr. Katch:

Re: Shareholder Proposal for the 2005 Annual General Meeting

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, we are presenting, as a shareholder of AmerInst Insurance Group, Ltd. ("Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is our intent to present the proposal, either in person or through our qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Secretary of the Company
AmerInst Insurance Group, Ltd.
c/o USA Offshore Management, Ltd.
Windsor Place
18 Queen Street (2nd Floor)
P O Box HM 1601
Hamilton HM HX
Bermuda

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

Mr. Ronald Katch
Page Two
December 28, 2004

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Adelbert L. Hallisey, Executive Partner
Hallisey & D'Agostino, LLP
P O Box 290187
Wethersfield CT 06129-0187
Phone: 860-563-8271, ext. 106
Fax: 860-257-8204
E-mail: ahallise@hdllpcpa.com

Respectfully submitted,

HALLISEY & D'AGOSTINO, LLP



Adelbert L. Hallisey

ALH:rp

EXHIBIT C

Kimball Proposal and Cover Letter



Kimball, Paris & Gugliotti, P.C.
Certified Public Accountants • Business Advisors
850 Straits Turnpike, Middlebury, Connecticut 06762
203 / 598-3800 FAX 203 / 598-3500

Michael A. Gugliotti, Jr., C.P.A.
Anton N. Kimball, C.P.A.*
Donna F. Paris, C.P.A.°

Consultant
Robert D. Pickett, C.P.A.

*Also licensed in New York
°Also licensed in Massachusetts

Via Federal Express
December 28, 2004

Secretary of the Company
AmerInst Insurance Group, Ltd.
C/O USA Offshore Management, Ltd.
Windsor Place, 18 Queen Street, 2nd Floor
P.O. Box HM 1601
Hamilton HM HX
Bermuda

RE: Shareholder Proposal for 2005 Annual General Meeting

Dear Secretary:

Pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, I am presenting, as a shareholder of AmerInst Insurance Group, Ltd. (the "Company"), a proper shareholder proposal for inclusion in the proxy statement for consideration at the 2005 Annual General Meeting of Shareholders of AmerInst Insurance Group, Ltd.

It is intended by this mailing that the proposal be mailed in time sufficient to be received by the Company no later than January 1, 2005. It is also intended that the shareholder proposal does otherwise comply with requirements regarding such proposals under Rule 14a-8 of the Exchange Act.

It is my intent to present the proposal, either in person or through my qualified representative, at the 2005 Annual General Meeting. In order to further display the intent of compliance with the filing date of January 1, 2005, and other requirements, an original of this letter and the proposal is also being mailed to:

Mr. Ronald Katch, Chairman
AmerInst Insurance Group, Ltd.
C/O Katch, Tyson and Company
191 Waukegan Road
Northfield, IL 60093

Any questions, comments or other correspondence relative to this proposal can be directed to my attention at:

Anton N. Kimball
Kimball, Paris & Gugliotti, PC
850 Straits Turnpike
Middlebury, CT 06762
Phone: 203-598-3800
Fax: 203-598-3500
E-mail: ank@kpgcpa.com

Respectfully submitted,

Anton N. Kimball

Enclosure

The following proposal was submitted by Anton N. Kimball a stockholder of the Corporation. Mr. Kimball has informed the Corporation that his address is:

Anton N. Kimball, Managing Partner
Kimball, Paris & Gugliotti, P.C.
850 Straits Turnpike
Middlebury, Connecticut 06762

And that he is the owner or beneficial owner of 1,563 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company"

SUPPORTING STATEMENT SUBMITTED BY MR. KIMBALL

"I am an original shareholder of AmerInst Insurance Group, Ltd., and its predecessor company, AmerInst Insurance Group, Inc.

The financial statement information presently made available to the shareholders is in the condensed consolidated financial statements filed quarterly with SEC forms 10-Q or 10-K. The overhead expenses of the Company are reported as one line item; "Operating and management expenses". The cumulative expenses for nine months ended September 30, 2004 is $1,040,667.

While the Board of Directors may be in compliance with minimum disclosure required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment.

The purpose of the *Full Disclosure Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they support the practice of the Board of Directors providing full and adequate disclosure of the Operating and Management expenses of the Company.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"

EXHIBIT D

Prida Proposal and Cover Letter

LUCIANO PRIDA & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602

LUCIANO PRIDA, SR. – RETIRED
LUCIANO L. PRIDA, JR.
DAVID D. GIGLIA
SPENCER H. WEISMAN 1957-2000
LINDA M. RAYMOND
GEORGE K. GUIDA
ANDRES S. PRIDA

TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

December 28, 2004

Secretary, AmerInst Insurance Group, Ltd.
c/o USA Risk Group (Bermuda) Ltd.,
Windsor Place
18 Queen Street, 2nd Floor,
P.O. Box HM 1601
Hamilton, HM GX, Bermuda

Re: Shareholder Proposal for the 2005 Annual Meeting

Dear Secretary:

Luciano Prida & Company, P.A. is a shareholder of AmerInst Insurance Company, Ltd. Attached is my Shareholder Proposal for the 2005 Annual Meeting. I intend that this proposal be acknowledged as received no later that January 1, 2005 and accepted as per the instructions in the 2004 Proxy, page 11.

Thank you very much,



Luciano Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

LPJ/jjc
Enclosure
Cc: Mr. Ronald S. Katch


RECEIVED
DEC 30 2004
VIA Fedex

The following proposal was submitted by Luciano L. Prida, Jr., a stockholder of the Corporation. Mr. Prida has informed the Corporation that his address is:

Luciano L. Prida, Jr., President
Luciano Prida & Company, P.A.
1106 N. Franklin Street
Tampa, FL 33602

And that he is the owner or beneficial owner of 155 shares of the Corporation's Common Stock.

"Resolved that the shareholders of AmerInst Insurance Group, Ltd. require the AmerInst Insurance Group, Ltd. Board of Directors to immediately discontinue the practice of restricting the sale and transfer of shares of AmerInst Insurance Group, Ltd. to qualified buyers."

There is a bulletin-board trading system (STOCKHOLDER BUY-SELL TRADING SYSTEM) offered and adminsitered by the Company. The stated purpose is to match willing sellers and qualified buyers. However, the only present market for shareholders of AmerInst Insurance Group, Ltd. desirous of selling their shares is the redemption by the wholly-owned subsidiary, AmerInst Investment Company, Ltd.

I have used the bulletin-board trading system to reach an agreement with a qualified buyer. I will be able to sell my shares at a price that I believe is fair and also is well in excess of the price the Board of Directors would pay in redemption. My buyer and I have complied with all steps required by the Board, yet the Board rejects the transfer. I feel the Board is acting only in its own best interest by being the only (and lowest) offer that they will approve.

The purpose of the *Do Not Restrict My Sale of Shares Resolution* is to give all AmerInst Insurance Group, Ltd. shareholders the opportunity to send a message to the AmerInst Insurance Group, Ltd. Board that they do not support the practice of the Board being able to control the consummation of a privately negotiated sale of shares to a qualified buyer.

I URGE YOUR SUPPORT VOTE FOR THIS RESOLUTION,

THANK YOU"



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

March 2, 2005

RECEIVED
2005 MAR -3 PM 3:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

FILE NO. 000-28249

Re: AmerInst Insurance Group, Ltd. (File No. 000-28249) 2005 Annual Shareholder's Meeting. Rebuttal to AmerInst Insurance Group, Ltd's request for No-Action Advice to Exclude From Proxy Material a Proposal Submitted by Hallisey & D'Agostino, LLP, a Shareholder.

Dear Sir/Madam:

This letter is in response to the Request for No-Action Advice filed by AmerInst Insurance Group, Ltd (AmerInst). In its request, AmerInst refers to the proposal submitted by our firm as the "Hallisey Proposal" and is claiming that omission is proper under the following rules:

(i) Rule 14a-8(i)(4) - If the proposal relates to the redress of a personal claim or grievance against the company or to further a personal interest, which is not shared by the other shareholders at large;

Rebuttal: The Hallisey Proposal is not about a personal claim or grievance nor is it about the furthering of a personal interest which is not shared by the other shareholders at large. It is about the attempt by a small group of shareholders (the Board of Directors of AmerInst) to render the vote of all other qualified shareholders moot by effectively controlling by far the largest block of AmerInst stock, in direct contradiction to AmerInst's bye-laws and using that control to further their own interests, potentially to the detriment of all other shareholders at large.

Hallisey & D'Agostino, LLP was an original shareholder in AmerInst's predecessor company, AmerInst Insurance Group, Inc. (AIIG) domiciled at the time in Delaware. Our firm subscribed for the maximum number of shares (2,000) in the initial public offering of stock in 1988, which evidenced our faith in the company's mission. Over the ensuing years we attempted to obtain information about our investment from AIIG.

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

Securities and Exchange Commission
Office of Chief Counsel
Page Two
March 2, 2005

There was, essentially, no public market for the company's stock and our attempts to elicit information from the company about our investment met with various degrees of stonewalling and lack of information flow. Our frustration with the lack of cooperation reached the point where we turned to your agency, the Securities and Exchange Commission (SEC), for relief. In a letter to the SEC dated February 12, 1996 **(included with this filing as Exhibit A)**, we detailed our various concerns at the time. We received no meaningful response. Our basic concern was that AIIG had evolved into a shell corporation with no employees and part-time management in the guise of a Board of Directors (BOD), a situation ripe for self-dealing and we had no means of liquidating our investment for its fair value. AIIG would purchase stock from the estate of deceased and retired shareholders at 75% of book value, a book value that by the AIIG's own admission was conservatively stated, therefore depriving the selling shareholders of fair value. Stock acquired in this manner was retired. In 1999, AmerInst (a Bermuda domiciled corporation) filed a Form S-4 in connection with its offer to exchange its shares for those of AIIG (a Delaware corporation). On October 8, 2004, we again sent a letter to the SEC **(included in this filing as Exhibit B)** concerning what we believe was a material misrepresentation of fact concerning the voting rights of shareholders. To date we have not received a reply. Excerpts from the letter are included here:

"In retrospect, we believe that the Form S-4 contained a materially false and misleading statement and we are concerned about ever receiving a fair full value for our investment, given the recent actions by the Board of Directors."

"In effect, as a consequence of the exchange of shares, management has substantially leveraged its control of the company by having under its control for voting purposes all the shares owned by the investment company, shares which historically had been retired, not withstanding the following statements contained in Form S-4 filed with the Commission in June, 1999; page 6 " The change of domicile to Bermuda will not have any material effect on the relative equity or voting interest of AIIG's stockholders."; page 15 "The change of domicile to Bermuda will not have any material effect on the relative equity or voting interests of AIIG's stockholders.". Our contention is that these statements are materially false and misleading. The change in domicile did, and continues to have, a material effect on the relative equity and voting interests of AIIG's stockholders by virtue of managements enhanced voting power. Case in point a shareholder sponsored non-binding resolution proposing that the Board of Directors seek bids from qualified buyers to sell Amerinst in order to maximize value was soundly defeated at this year's annual meeting by a vote of 89,944 shares against, 55,826 shares for. The shareholder sentiment against the proposal was not as great as a company press release would have one believe, the margin of difference being the shares voted by the Directors and the investment company subsidiary."

We excerpt from page 2 of the AmerInst letter to the SEC dated February 22, 2005 seeking a request for no-action advice :

" In order to assure protection to the accounting profession, the Company included in its bye-laws the requirements that (i) all stockholders must be, individually or corporately, certified public accountants, practicing in a firm of fewer than 250 professionals, and members of the AICPA or members of a state society". **It appears that the investment company subsidiary's ownership of shares in AmerInst is in violation of the bye-laws. It is not a certified public accountant and does not remotely meet the criteria to qualify as a shareholder.**

Excerpting again from page 2 of the letter: "Further, at the time of the initial sale of shares by the Company, the Company adopted a policy to prevent control by any one or several firms by limiting stock ownership to 2,000 shares". **Why does the investment company subsidiary own 97,000 shares, an apparent direct violation of AmerInst's bye-laws to limit concentration of ownership and why does the BOD feel the necessity to vote this block in their interest?**

So here we have the crux of the matter. The Hallisey Proposal is about the greed and arrogance of the BOD of AmerInst who have hatched a scheme to effectively mutualize AmerInst by virtue of their control of the large cache of 97,000 shares, a cache that grows each year by virtue of the purchases from estates and retired shareholders, in effect, treasury shares, owned by the investment company subsidiary, shares that under the AIIG corporate structure, would have been retired and not available to management to vote in their interest.

(ii) Rule14a-8(i)(10) - The company has already substantially implemented the proposal.

Rebuttal: Until AmerInst actively solicits bona fide bids to determine the true value of AmerInst and allows the shareholders to vote on the merits of any bids received, without including the votes controlled by the BOD, except for their own personal holdings, the Hallisey Proposal has not been substantially implemented.

By pointing to the fact that AmerInst did in fact pay a special dividend of $10.50 in January, 2004 ("due to a favorable actuarial report"? Read AmerInst's loss reserves were grossly overstated.) and, in fact, recently completed a tender offer for approximately 65,900 shares simply reinforces our contention that the BOD have not had the best interest of all shareholders at heart over the past several years.

Securities and Exchange Commission
Office of Chief Counsel
Page Four
March 2, 2005

Frankly, Hallisey & D'Agostino, LLP is surprised by AmerInst's attempt to omit its proposal from the 2005 annual meeting proxy material. A favorable vote on our proposal is not binding on the BOD and, realistically, any shareholder proposal not supported by the BOD is doomed to failure given the BOD ability to vote the 97,000 shares it controls. Until this inequity is resolved, the playing field will not be level for all shareholders.

Please acknowledge receipt of this letter and the enclosed exhibits by date-stamping the enclosed copy of this letter and returning it in the postage –paid, self-addressed envelope. If you have any questions or comments regarding this letter, please contact Adelbert L. Hallisey at 860 563-8271, ext 106 or ext. 105; email ahallise@hdllpcpa.com.

Very truly yours,

HALLISEY & D'AGOSTINO, LLP



Adelbert L. Hallisey

ALH:rp/tg/amerinst/SECrebuttal
Enclosures

EXHIBIT A

Hallisey & D'Agostino letter to SEC
dated February 12, 1996

ADELBERT L. HALLISEY
PAUL R. D'AGOSTINO
GERALD J. CIBALSKAS
MICHAEL A. DESANTO
LAWRENCE F. HALLISEY



HALLISEY & D'AGOSTINO
Certified Public Accountants

February 12, 1996

The Securities and Exchange Commission
Office of Investor Education and Assistance
Stop 11-2
450 5th Street N.W.
Washington, D.C. 20001

Gentlemen:

Re: AmerInst Insurance Group, Inc.
Ticket # DAAV
CUSIP # 3070F
Disclosure Co. # A6223589

We are one of the largest stockholders of AmerInst Insurance Group, Inc. owning 2,000 shares out of 335,000 shares issued.

We have made inquiries into the AmerInst operation and have confronted the Board of Directors with several requests for information. The Board of Directors and the law firm representing AmerInst insist that we must follow the SEC regulations for any requests for information that we seek to obtain. We have been stonewalled in making any inquiries into the operation of AmerInst.

<u>Our basic question to the SEC is why AmerInst files SEC reports in the first place?</u>

The following is a short background on AmerInst Insurance Group, Inc.

The AICPA (<u>American Institute of Certified Public Accountants</u>) program of endorsement of a liability insurance company to provide professional liability insurance was a valid concept in 1987 for all members of the AICPA. The membership of the AICPA failed to realize that the corporation, AmerInst Insurance Group, Inc. was ceded 10% of premiums as a reinsurer from the endorsed liability insurance company as part of the AICPA endorsement.

The liability insurance company chosen by the AICPA would not do business with AmerInst without the endorsement of the AICPA. Thus, if you look carefully into the agreement, there has to be a link between the AICPA, AmerInst, and the liability insurance company selected by the AICPA. Further evidence of this connection between the AICPA and the company is on page 15 of the original prospectus, Exhibit I.

540 SILAS DEANE HIGHWAY, P.O. BOX 290187, WETHERSFIELD, CONNECTICUT 06129-0187
(860) 563-8271 • FAX (860) 257-8204

The capital stock issued by AmerInst was restricted to the members of the AICPA. Thus, only CPAs and mostly practicing CPAs in 1988 invested in AmerInst. The restrictions on the transfer of shares, the control of the Board of Directors by the AICPA and the 75% majority of the stockholders needed to vote to change the bylaws made all stockholders captive investors of AmerInst, a corporation controlled by the AICPA.

Enclosed for easy reference are photocopies of the original prospectus, Exhibit I, and original bylaws, Exhibit II, given to us by the law firm of Keck, Mahin, & Cate of Chicago, Illinois.

Our position is that AmerInst is a private company under the restrictive control of the AICPA without any investor stockholder representation on the Board of Directors, thus captive investors. This Board of Directors of AmerInst now controls $50 million in assets.

<u>If your decision is that AmerInst is under the protection and regulations of the SEC, we ask you to investigate the following situations:</u>

A. The stock ownership and all transfers of the stock is controlled by the Board of Directors and has created an absolute captive stockholder situation. We want the SEC to investigate all transfers of stock since incorporated. Especially transfers to a Mr. John Dore, a non-CPA who became a stockholder. Mr. Dore also became a member of the Board of Directors. Mr. Dore has made two offers to buy AmerInst at below book value.

1. Who did Mr. Dore buy stock from and at what price?

2. Did the Board of Directors approve Mr. Dore's purchase of shares and at what price?

3. Why did the Board of Directors offer stock to Mr. Dore, a non-CPA?

4. Why did the Board of Directors not follow the bylaws in restricting the sale of stock only to CPAs?

5. How can the Board of Directors transfer and purchase stock and not allow fellow CPAs the same privilege?

B. Mr. Bruce Breitweiser, another director, has also purchased stock.

1. Who did Mr. Breitweiser buy stock from and at what price?

2. Did the Board of Directors approve Mr. Breitweiser's purchase of shares and at what price?

3. How can the Board of Directors transfer and purchase stock and not allow fellow CPAs the same privilege?

C. Limiting the directors to five and a quorum of one-third means two directors can conduct business for a $50 million company called AmerInst. The composition of the officers and directors is as follows:

Shares Owned			
22	Norman C. Batchelder CPA	President	Director
294	Bruce W. Breitweiser CPA	Vice President	Director
400	Ronald S. Katch CPA	Treasurer	Director
20	Charles B. Larson CPA	Secretary	Director
0	Jerome Harris CPA		Director

736			

As shown above, four officers of the corporation are directors and one outsider, Jerome Harris, who owns no stock, is an additional director. Therefore, four out of the five directors are officers of the corporation and the lone director who is not an officer owns zero shares.

We request that the SEC get a conflict of interest statement from each board member with any business done by AmerInst with the following companies:

1. The Country Club Bank of Kansas City, Missouri

2. Liscord, Ward & Roy, Inc.

3. Keck, Mahin & Cate and Baker and Hostetler

4. The Chicago Corporation

5. Johnson Lambert & Co.

6. U.S. Risk Group

7. The liability insurance company ceding business to AmerInst.

D. The SEC should investigate why the Board of Directors refused to make known to the stockholders the appraisal of AmerInst made by the Chicago Corporation when Mr. Dore first offered to purchase the company at below market value?

E. The SEC should investigate why the Board of Directors refused to release the annual statements filed with the State of Illinois Insurance Department by AmerInst when requested by Adelbert L. Hallisey in a letter dated September 25, 1995.

F. The SEC should investigate why the Board of Directors and officers of AmerInst have accepted a modified unqualified opinion on the financial statement for six straight years. The modified unqualified opinion has been repeated verbatim for the past six years. The modified unqualified opinion seems to be in conflict in regard to the independent consulting actuarys' statement made in the actual footnote.

AmerInst Insurance Group, Inc. has stated in its footnotes to the financial statements each year through 1994 with the following taken from the 1994 report ".......due to the relatively short history of the company's operations, the ultimate liability for unpaid losses may vary significantly from the amounts shown in the financial statements." How long a time may the company claim it has a "relatively short history"? This note has been the basis for a repeated modified auditors' report based on an uncertainty. The company states in its 1994 footnote that it ".......utilizes the findings of an independent consulting actuary...." After seven years of operation and utilizing "industry data", should not there be a conclusion reached on the estimated losses?

G. Michael T. Rogers is the chief operating officer of USA Risk Group of Montpelier, Vermont who classified himself as the accountant for AmerInst. Apparently the books and records of AmerInst are kept in Montpelier. On August 22, 1995 in Montpelier, Vermont he gave to Paul R. D'Agostino and Adelbert L. Hallisey a demonstration of how liability reserve losses are allocated and the procedure that they follow. In the course of the conversation, he stated that the AmerInst reserve for losses is overstated and would be reflected in the net income in the next three years. He said to expect net income to be in excess of $10.00 per share to adjust for the overstated reserves.

I request that the SEC investigate Michael T. Roger's statements in regard to the overstatement of the reserve for losses, including a review of the appraisal of these reserves by the consulting actuary.

H. 1. The SEC should investigate why the Board of Directors and the law firm refused to let Adelbert L. Hallisey review the stockholders list at the annual meeting held in Chicago on May 8, 1995 as stated in the bylaws.

2. The SEC should investigate why the Board of Directors and the law firm at the annual meeting held in Chicago on May 8, 1995 refused to allow Adelbert L. Hallisey to vote his shares of stock regarding the stockholder proposal, which would have been a decisive vote for it. The law firm knew about the closeness of the vote prior to the meeting and would not allow Adelbert L. Hallisey to vote.

3. The SEC should investigate the vote count on this proposal and why no vote was taken on this question at the annual meeting on May 8, 1995.

Enclosed is a photocopy of the stockholder proposal printed in the Notice of Annual Meeting, Exhibit III.

I. The SEC should investigate the consulting actuary's analysis of each years losses and compare it to the actual reserves set up by the Board of Directors.

J. The SEC should investigate the hardships that the Board of Directors of AmerInst and the American Institute of Certified Public Accountants has placed on individual practicing CPAs who try to sell or to liquidate their holdings in AmerInst.

We are enclosing photocopies of correspondence regarding stockholders' unsuccessful experiences when attempting to liquidate their shares, Exhibit IV.

Very truly yours,



Adelbert L. Hallisey

ALH:rp

Enclosures

EXHIBIT B

Hallisey & D'Agostino letter to SEC
dated October 8, 2004



Hallisey & D'Agostino, LLP

Certified Public Accountants

Adelbert L. Hallisey, CPA
Paul R. D'Agostino, CPA
Gerald J. Cibalskas, CPA
Michael A. DeSanto, CPA
Lawrence F. Hallisey, CPA

October 8, 2004

Division of Corporation Finance
Securities and Exchange Commission
450 5th NW Street
Washington, DC 20549

Dear Sir/Madam:

This letter is in reference to Amerinst Insurance Group, Ltd, ("Amerinst") a Bermuda domiciled insurance holding company. Amerinst filed Form S-4 in 1998-1999 in connection with its offer to exchange its shares for those of Amerinst Insurance Group, Inc ("AIIG") a Delaware corporation. Our firm is a founding shareholder of AIIG and participated in the exchange offer with Amerinst. AIIG and then AmerInst has been involved in the insurance business primarily as a reinsurer of Accountant's Professional Liability Coverage offered to individual practitioners and smaller accounting firms.

In retrospect, <u>we believe that the Form S-4 contained a materially false and misleading statement</u> and we are concerned about ever receiving a fair full value for our investment, given the recent actions by the Board of Directors.

Prior to the share exchange, AIIG redeemed shares from retired shareholders or their estates for 100% of the previous years book value, subsequently reduced to 75%. The shares so redeemed were considered treasury shares and each year's lot of shares was cancelled and retired. Subsequent to the exchange, Amerinst's wholley owned investment company subsidiary, Amerinst Investment Company, Ltd became the buyer of shares in these transactions and retains full voting power over them to the extent that Amerinst Investment Company, Ltd owned 31,805 (9.6%) shares of Amerinst common stock as of March 31, 2004.

<u>In effect, as a consequence of the exchange of shares, management has substantially leveraged its control of the company by having under its control for voting purposes all the shares owned by the investment company, shares which historically had been retired, not withstanding the following statements contained in Form S-4 filed with the Commission in June, 1999; page 6 " The change of domicile to Bermuda will not have any material effect on the relative equity or voting interest of AIIG's stockholders."; page 15 "The change of domicile to Bermuda will not have any material effect on the relative equity or voting interests of AIIG's stockholders.". Our contention is that these</u>

540 Silas Deane Highway, P.O. Box 290187, Wethersfield, Connecticut 06129-0187
(860) 563-8271 - Fax (860) 257-8204

statements are materially false and misleading. The change in domicile did, and continues to have, a material effect on the relative equity and voting interests of AIIG's stockholders by virtue of managements enhanced voting power. Case in point , a shareholder sponsored non-binding resolution proposing that the Board of Directors seek bids from qualified buyers to sell Amerinst in order to maximize value was soundly defeated at this year's annual meeting by a vote of 89,944 shares against, 55,826 shares for. The shareholder sentiment against the proposal was not as great as a company press release would have one believe, the margin of difference being the shares voted by the Directors and the investment company subsidiary.

Without a level playing field for all shareholders Amerinst Directors will eventually be (one can say they are now) in the total control of the company if the present practice of buying and voting treasury shares is allowed to continue.

Since there is effectively no public market for Amerinst common stock the company maintains a "buyer/seller" list that is available to interested parties who can then negotiate buy/sell transactions. All transfers of stock must be approved by the Board of Directors. As more evidence of present management's intent to totally control the future of Amerinst to the detriment of all other shareholders is the fact that it has unequivocally stated to a certain shareholder who is interested in purchasing additional common stock in Amerinst, possibly at prices in excess of 75% of book value that it will not approve transfer of stock where he is the buyer. It is not coincidental that it is the same shareholder who submitted a shareholder resolution at the recent annual meeting asking the Board of Directors to explore the possibility of selling the company. In our opinion, this is a blatant attempt to manipulate the price of the stock and to deny potential sellers of stock fair value.

We would hope that your office sees merit in our position and can provide a remedy or provide us with recommendations for further course of actions.

Very truly yours,

HALLISEY & D'AGOSTINO, LLP



Adelbert L. Hallisey

ALH:rp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerInst Insurance Group, Ltd.
Incoming letter dated February 22, 2005

The proposal urges the board to arrange for the prompt sale of AmerInst to a suitable bidder at a price that will maximize shareholder value.

We are unable to concur in your view that AmerInst may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that AmerInst may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that AmerInst may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AmerInst may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah Toton
Attorney-Advisor